Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: LVB Acquisition, Inc.

Commission File No. 000-54505

The following are excerpts from the transcript of the Zimmer Holdings, Inc. First Quarter 2014 Earnings Call held on April 24, 2014:

Robert J. Marshall, Jr., Vice President, Investor Relations and Treasurer

I’m here with our CEO, David Dvorak, and our CFO, Jim Crines, who will be discussing this morning’s announcement regarding the combination of Zimmer and Biomet. We will also briefly cover Zimmer’s first quarter 2014 financial results announced separately this morning. We will be using a presentation this morning, which is available on our website for download and is also currently available on the SEC’s website as Exhibit 99.2 to the Form 8-K we filed this morning.

Before we start, I’d like to remind you that our discussions during this call will include forward - looking statements. Actual results may differ materially from those indicated by forward-looking statements due to a variety of risk and uncertainties. Please refer to our SEC filings for a detailed discussion of these risks and uncertainties.

Also, the discussion on this call will include certain non-GAAP financial measures. Reconciliations of these measures to the most directly comparable GAAP financial measures are included within the earnings release, which is available on our website at investor.zimmer.com.

James T. Crines, Executive Vice President, Finance, and Chief Financial Officer

I’d like to turn now to our guidance for Zimmer as a stand-alone enterprise for 2014, which in many respects is unchanged from prior guidance. But in one facet it’s impacted by this morning’s concurrent joint announcement concerning the pending combination of Zimmer and Biomet. The one significant change relates to our projected average share count for 2014, which I will address after first discussing revenues and other operating measures.

Now, as a result of the pending transaction announced this morning, we have suspended our share repurchase program in order to preserve capital for funding of the acquisition. Consequently, we now expect the fully diluted share count to be approximately 171.5 million shares in the second quarter and approximately 172 million for the full year. This compares with our prior guidance for diluted weighted average shares outstanding for

2014 of approximately 169 million shares. The higher share count has the effect of lowering our expectation for full-year adjusted diluted earnings per share by approximately $0.10. The company now expects full-year 2014 adjusted diluted earnings per share to be within a range of $6.00 to $6.20. Prior full-year guidance had been in a range of $6.10 to $6.30.

As previously indicated, to arrive at our anticipated reported GAAP earnings per share, you should subtract total charges for special items of $250 million pre-tax, or approximately $1.10 per share. Taking into account our lower anticipated hedge gains in the near term, as well as the higher share count, second-quarter adjusted diluted earnings per share are expected to be in a range of $1.46 to $1.49. Finally, our guidance does not include the anticipated costs associated with the impact from the jointly announced pending transaction with Biomet or other unforeseen events.

David C. Dvorak, President and Chief Executive Officer

Thanks, Jim. Good morning, everyone, and thanks for joining us this morning. I’m excited to talk with you about the announcement we issued this morning regarding our definitive agreement with Biomet. This milestone combination creates a leading innovator in the musculoskeletal industry that we believe will deliver significant benefits to patients, providers, and all of our healthcare stakeholders. Together, we’ll be better positioned to shape solutions for the evolving healthcare industry.

Let me start with an overview of the terms of the transaction, which is on slide five of the document that Bob referred to. Under the merger agreement, Zimmer will acquire Biomet for a combination of $10.35 billion in cash, and an aggregate number of shares of Zimmer common stock valued at $3 billion. Upon completion, Biomet shareholders will own approximately 16% of the combined company and will have two representatives on the board, which will be expanded accordingly. The transaction is not contingent upon financing, which is fully committed. Finally, the transaction is expected to close in the first quarter of 2015, subject to customary approvals.

Turning to slide seven. Biomet’s financial and operational profile will bring significant value to Zimmer and is highly consistent with the value creation framework that we use to guide our strategy. Many of you on this call have probably heard us discuss our value creation framework, and you can see that this combination is consistent with the guiding principles illustrated by the three pillars of our strategy: growth, operational excellence, and prudent capital allocation. This combination is certainly about growth. Together, the combined company will be more competitive in our core Knee and Hip franchises, with a more diverse revenue base through increased scale and faster-growing markets in adjacent categories. We’ll also gain meaningful entry into sports medicine, and we’ll have a research and development team that will power enhanced innovation. Operationally, these complementary businesses are ideal partners. Together, we’ll accelerate our opportunity to transform the business model to meet the needs of the evolving healthcare industry.

At the same time, we expect to achieve approximately $270 million in synergies by 2017, with approximately $135 million anticipated in the first year. Additionally, we expect to source the funding necessary to grow and deliver anticipated double-digit accretion to adjusted earnings per share to our stockholders.

This transaction is also consistent with our disciplined approach to mergers and acquisitions. In the near to medium term, we’ll focus free cash flow on debt repayment and dividends, and then suspend share repurchases, as Jim mentioned. We expect the strong cash flow to enhance the combined company’s future financial flexibility and to allow us to continue to support necessary capital investments, as well as maintain a stable dividend of 15% to 20% of net income, following the closing of the transaction. Jim will discuss our anticipated capital structure profile in more detail. However, with Biomet, we’ll generate increased cash flows through working capital efficiencies that come with scale, which positions us well to pay down the debt over time so that we can maintain and improve our investment-grade credit ratings.

This next series of slides, beginning on slide eight, take a deeper dive into how we expect to be able to shape how musculoskeletal solutions are developed and delivered. Our success will be in our ability to leverage the combined experience and capabilities of both companies, to offer more personalized solutions that benefit patients across the continuum of care. Our combined company will be supported by our research and development spend capability of approximately $360 million, and we’ll immediately benefit from a combined portfolio of innovative solutions, as well as efficiencies gained from combining each company’s respective R&D effort.

Over the longer term, our combined R&D spend will allow us to more rapidly bring to market a broad portfolio of musculoskeletal products, technologies, and services, and do so more efficiently than ever before. This includes game-changing solutions in categories such as early intervention and joint preservation, personalized devices, intelligent instrumentation, as well as value-based offerings for emerging markets. In short, this combination allows for the development of clinically relevant solutions for our patients, while equally important, creating efficiencies for providers and payers. Overall, we’re bringing together the best of the best to create new solutions that address stakeholder challenges in the evolving healthcare environment.

Moving to slide 9, our combined portfolio in innovation capabilities underscore how Zimmer and Biomet will create a leader in the $45 billion musculoskeletal industry. We will have enhanced diversification and strong, scalable platforms in faster-growing sports medicine, extremities, and trauma product categories. This, together with enhanced scale in other categories, will benefit the full spectrum of our key constituents and address current market demands while also growing the market in other categories such as Knees, Hips, Surgical, Spine, and Dental.

Slide 10 underscores the strength and advantages of our combined workforce. We’re excited that this combination will allow us to bring together the best talent in the industry, committed to medical training and education. Both companies have strong sales force teams to achieve cross-selling opportunities as early as day one. We believe that we’ll be better positioned to deliver business model innovations that benefit providers and patients. With the right mix of solutions, together we can provide cost-effective ways to reduce complications and readmissions that will benefit the overall market and result in increased patient satisfaction. We’re further dedicated to maintaining a long-term commitment to our combined skilled labor force. Our expertise in manufacturing will remain critical to our ongoing success and bring life to the innovations we develop. Of course, we expect all of these benefits to enhance value for our stockholders.

As we outline on slide 11, the combined company will have solid fundamentals through a more diversified and predictable revenue mix and generate significant cash flow. We expect double-digit accretion to adjusted earnings in the first year following closing. In addition, return on invested capital from the transaction is expected to exceed cost of capital by the end of year three, with enterprise return on invested capital expected to exceed the weighted average cost of capital in year one.

With that, I’ll turn it over to Jim, who will take you through more detail on the pro forma financial profile, combined portfolio, as well as our integration plans.

James T. Crines, Executive Vice President, Finance, and Chief Financial Officer

Thanks, David.

Slide 13 shows the pro forma business mix by category for the combined company. Our pro forma combined revenue footprint on a full-year 2013 basis was $7.8 billion, with $4.62 billion coming from Zimmer and $3.14 billion from Biomet. Through this combination, we will enhance the scale and competitiveness of all of our product franchises, with each product category measuring no less than $500 million in size and three of our franchises with over $1 billion plus of revenue.

Knees will be the company’s largest company category, accounting for 37% of the combined business’ pro forma revenue, or $2.8 billion on a 2013 basis. The combination of Zimmer and Biomet will create a broad portfolio of solutions and the latest advances in knee arthroplasty by combining best-in-class implants and intelligent instrumentation.

Our combined Hips business will be the company’s second-largest category on a revenue basis, making up 26% of the overall business or $2 billion in revenue. This transaction gives us a platform for industry-leading innovation and new growth in this area, as well as a more complete portfolio to address the continuum of care.

The third-largest category of the combined company will be Sports Medicine, Extremities and Trauma, which together will comprise 15% of the overall business and $1.2 billion of 2013 combined revenue. By combining Biomet’s emerging Sports Medicine business with Zimmer’s highly differentiated early intervention devices, we will be better able to offer a competitive and attractive solution to customers. We will also benefit from strengthening our presence in emerging markets and an expanded portfolio that covers upper and lower joints, which will position us to grow our Extremities and Trauma business going forward.

In the Surgical, Biologics, and other category, this combination allows for increased cross-selling of surgical and other devices through combined global reconstructive sales channels, and together with Biomet we expect to establish critical mass in both Spine and Dental, that will position the company to compete effectively and gain share in these important markets.

As you can see from slide 14, this combination creates a new and compelling opportunity for our stakeholders as the second-largest player in the global musculoskeletal industry, with a 17% share of overall revenues. We believe this will enhance our competitiveness while leaving room for new growth in this $45 billion industry.

Slide 16 provides an overview of the operating earning synergies we expect to realize from this combination. We expect to achieve approximately $270 million of net annual synergies by the third year post-closing, which represents approximately 8% of the acquired revenue. In addition, we anticipate approximately $135 million of synergies in the first year. This is consistent with precedent medical device acquisition synergies and is in line with the synergies we achieved through our acquisition of Centerpulse. These operating synergies take into account anticipated effects of the transaction on revenues. Considering the cross-selling opportunities together with potential disruption as the two companies are integrated, we expect revenues to grow in line with the market in the short term post-combination. And when the integration is complete, we would expect all categories to be growing ahead of their respective markets given the breadth of scale and the global reach of the combined sales channel. Key sources of synergies from the combination include cross-selling opportunities, strategic sourcing, advanced manufacturing, simplifying instrument designs, consolidated distribution and logistics, streamlined development initiatives, and the elimination of redundant corporate costs.

Now I would like to spend a few minutes addressing our integration approach. We recognize that Zimmer and Biomet and have highly recognizable and well-respected names, and following the closing of the transaction the combined company will conduct business under a consolidated name that will leverage the strengths of both brands. As David said earlier, this transaction is about achieving scale, innovation, synergies and growth.

Slide 17 outlines in detail our key objectives and proposed high-level timeline for our integration plans. We will soon establish a joint steering committee that will oversee this process across all aspects of the business as we prepare for day-one success and steady-state operations. We intend to capture deal value and ensure optimal execution through proactive involvement by both Zimmer and Biomet’s management and leveraging co-located operations to drive rapid collaboration. We are confident in our ability to successfully integrate this transaction, and we have a track record of successfully integrating companies, both large and small, including the major integration of Centerpulse, as well as the integrations of multiple other acquisitions.

While we are on the topic of integration and before I turn the call back over to David, with the consummation of this deal, we intend to exclude amortization of intangible assets and deferred transaction-related financing costs from our adjusted earnings measure post-combination. For purposes of measuring the anticipated accretion on the transaction, we first dated [sic] [added] back approximately $90 million of intangible asset amortization on a pre-tax basis or approximately $0.40 per diluted share on an after-tax basis to Zimmer’s standalone full-year adjusted earnings.

I will now pass the presentation back over to David for some concluding remarks.

David C. Dvorak, President and Chief Executive Officer

Thanks, Jim. Before we take your questions, I’d like to briefly recap the announced merger. We continue to adhere to our core value-creation strategy of focus on growth, operational excellence, and prudent capital allocation. Biomet is a perfect fit for us, and the transaction is directly in line with this strategy. For our stockholders, we expect this transaction to create significant value and provide attractive growth and profitability over the long term. Zimmer and Biomet will create an innovation leader in the $45 billion musculoskeletal industry, with a more comprehensive and scalable portfolio of solutions and cross-selling opportunities. We’ll have enhanced musculoskeletal diversification and strong, scalable platforms in faster-growing Sports Medicine, Extremities, and Trauma product categories. All of this increased scale will provide significant operating efficiency that will benefit all constituents and address the evolving healthcare environment. Zimmer’s and Biomet’s market growth prospects, coupled with strong cash flow, will support our ongoing commitments to debt repayment and dividends.

Finally, all of these actions will be led by experienced management teams from both sides, with an impressive track record of successful execution and integration. We look forward to entering this exciting new chapter in our company’s history and working with the Biomet team to advance our shared goals of driving innovation to benefit stakeholders.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Your first question comes from the line of Bob Hopkins with Bank of America Merrill Lynch.

<Q - Bob Hopkins - Bank of America Merrill Lynch>: Hey, good morning. So couple questions I’d love to ask here. First of all, want to make sure we ask the question on FTC in terms of what kind of conversations you’ve had on that front. And specifically I’d love to know what you think your combined market share is in the United States in Hips, Knees and Shoulders, post closing of the transaction.

<A - David Dvorak - Zimmer Holdings, Inc.>: Sure, Bob. I would tell you that we had the benefit of experts reviewing that subject matter, obviously. We’re very well advised, and I think the important thing to keep in mind is that this is a $45 billion industry. We’re quite confident that we’ll complete the transaction, and at this point in time believe that the transaction’ll be consummated in the first quarter of 2015. The market share numbers are publicly available. You understand that our market share in general, in most markets in Knees, is in the mid-20%s. Biomet’s is double digits to lower teens. And in Hips our market share is closer to 20%, their market share a similar range. And that’s applicable to most geographies. But, as I said, we’re quite confident that we’re going to be able to move through that process and that the transaction at this point in time is contemplated to be closed as of the first quarter of 2015.

<Q - Bob Hopkins - Bank of America Merrill Lynch>: Okay, and - thank you for that. And then in terms of two quick follow-ups. One, I just wanted to make sure I have the earnings guidance correct. So you’re saying that the - in the first full year post the close, you’ll have double-digit accretion relative to a cash EPS number. And I was wondering if you could be a little bit more explicit on the double digits. I mean, is that 10% to 15%, or is that more? That’s one thing.

And then the other thing I’d like to ask about as it relates to the guidance is on the synergies. The synergies seem to me to be about 7% of the combined company’s operating expenses, which seems a little light. I would expect that there might be even more synergies given that you guys are both located in the same town.

And then, finally, I was wondering, are you contemplating sort of a normal Hip and Knee disruption that we’ve seen in previous mergers of maybe a little bit over 1%? Just would love a comment on those thing, and then I’ll drop. Thank you.

<A - Jim Crines - Zimmer Holdings, Inc.>: Yeah, Bob, this is Jim. Just to be sort of more specific on what we mean by double-digit accretion. In a range - and you’re right that it’s on something more akin to a cash earnings measure, is what I indicated in my remarks. Post the combination, we’ll be adding back amortization of intangible assets, as well as the amortization of transaction - related financing fees to arrive at our adjusted earnings measure. We’re anticipating in the range of 15% to 20% and, more specifically, accretion in the range of $1.15 to $1.25 in the first year.

And the synergies, the $270 million by the third year, $135 million by the first year, that does take into account both the cross-selling opportunities that we feel are substantial with respect to the combination, and any anticipated disruption that’ll occur as a consequence of integrating the two companies on the top line. I’m not going to be more specific than that. I would just tell you, as I indicated in my remarks, that post the combination, we would expect the top-line revenues to be growing in line with the market. And then, once we get through the integration, have the opportunity for all of those product categories to be growing ahead of the market, as I said, given the enhanced scale and competitiveness of those various product portfolios.

<Q - Bob Hopkins - Bank of America Merrill Lynch>: And then, on the synergy side, just the 7% number?

<A - Jim Crines - Zimmer Holdings, Inc.>: Listen, I would tell you, as David talked about, we see significant opportunity to be reinvesting in innovation that will include not just the sort of traditional product innovation that these companies within this industry are better known for, but as well we’re going to be very focused on taking advantage of the opportunity to invest more money in business model innovation. So I think it’s fair to believe that the synergy opportunities are significant, but as I said, the combination’s going to present us with an opportunity to reinvest some of those synergies and that, as well, is something we’ve taken into account in the $270 million that we’ve guided to.

<Q - Bob Hopkins - Bank of America Merrill Lynch>: Great. Thanks very much.

<A - David Dvorak - Zimmer Holdings, Inc.>: Thank you.

Operator: Your next question comes from the line of Mike Weinstein with JPMorgan.

<Q - Mike Weinstein - JPMorgan Securities LLC>: Hi. Good morning. As a starting point, can you just clarify, Jim, what of Biomet’s balance sheet are you assuming? They’ve got just about $6 billion in debt. It sounds like you’re not assuming their debt but the cash that you paid Biomet will be used to pay down that debt. So can you just clarify what of the balance sheet you’d be taking on?

<A - Jim Crines - Zimmer Holdings, Inc.>: Yeah, I would tell you, Mike, somewhere in the neighborhood of net debt of -estimated at around $5.5 billion that we would assume and pay down following the combination.

<Q - Mike Weinstein - JPMorgan Securities LLC>: And so that debt does not go onto your balance sheet? So I really want to make sure this is clear. So you’re not assuming that debt. Your cash that you’re paying Biomet is being used to pay down that debt.

<A - Jim Crines - Zimmer Holdings, Inc.>: That debt will be refinanced. So, out of the total value, $13.35 billion, as we indicated, $3 billion of that will be - the consideration will be provided in the form of Zimmer shares and the balance in cash. So the $5.5 billion of debt that we’re going to be assuming will effectively get refinanced through the combination.

<Q - Mike Weinstein - JPMorgan Securities LLC>: So you’ll be assuming $5.5 billion of debt. And so can you just walk through where the $10.35 billion of cash comes from?

<A - Jim Crines - Zimmer Holdings, Inc.>: Sure. So it’ll come from a combination of senior notes. So it’ll be through the financing that we’ll raise, which will be comprised of a combination of senior notes somewhere in the neighborhood of around $7.5 million [sic] (billion) of bond financing, and $3 billion in the form of a syndicated term loan.

<Q - Mike Weinstein - JPMorgan Securities LLC>: And you’re expecting - so just to be clear, you’re expecting your debt post -offering to be about $11 billion. Is that what you’re suggesting?

<A - Jim Crines - Zimmer Holdings, Inc.>: That’s correct. So if you take over that over $10 billion that I referenced and add the $1 billion of debt we have already on our balance sheet, total debt is somewhere north of $11 billion for the combined.

<Q - Mike Weinstein - JPMorgan Securities LLC>: Okay, and you’re not assuming you’ll be able to use any of your OUS cash, because I know the cash on your balance sheet, the majority is outside the U.S. Is that correct?

<A - Jim Crines - Zimmer Holdings, Inc.>: Well, we will be able to access somewhere between $0.5 billion to $1 billion of offshore cash, and that will go towards covering some of the - towards funding for the combination, as well as paying for some of the transaction costs associated with the combination.

<Q - Mike Weinstein - JPMorgan Securities LLC>: Okay, and then last question. Just talk about those numbers. If I look at the first quarter, your activity, you bought back a lot of stock in the first quarter. It looks like it was about $400 million in stock. So it doesn’t look like you spent the quarter thinking about acquiring Biomet. It looks like you went along with your normal operating plan and that this came together relatively breezily. So can you just talk, David, about what drove the decision to do this? It sounded like something that management was not inclined to do as recently as six months ago in conversations with the Street.

<A - David Dvorak - Zimmer Holdings, Inc.>: Yeah, I would tell you that this is very consistent with the strategic plans that we’ve developed over the last several operating periods, Mike, and the complementary nature of these businesses allows us to accelerate many of the initiatives that are common to the two entities. And so, strategically, this is a fit that can be seen going back some time. As these things go, circumstances arise, and the confluence of events that bring us to the point of actually having the capability to combine the entities. And those processes, once they get going, can happen and need to happen in a fairly accelerated fashion. So I think you’re right. Over the last several weeks, it’s been a concentrated effort, and the perspective on what we were going to do consistent with our disciplined capital allocation changed quite recently.

<Q - Mike Weinstein - JPMorgan Securities LLC>: Okay. I’ll let others jump in. Thank you, guys, and congratulations.

<A - David Dvorak - Zimmer Holdings, Inc.>: Thanks, Mike.

<A - Jim Crines - Zimmer Holdings, Inc.>: Thanks, Mike.

Operator: Your next question comes from the line of Matthew Taylor with Barclays Capital.

<Q - Matt Taylor - Barclays Capital, Inc.>: Hi, good morning. Thanks for taking the question.

<A - Bob Marshall - Zimmer Holdings, Inc.>: Good morning.

<Q - Matt Taylor - Barclays Capital, Inc.>: I just wanted to I guess understand. You talked a little bit about some of the revenue and P&L synergies. Just from a high level, can you help us understand how this impacts some of the R&D projects and how you’ll approach selling some of the combined portfolios? Are you going to kind of cherry-pick some of the best products and shelve some of the other ones, or should we generally view the comments about some of the pipeline activities as on track?

<A - David Dvorak - Zimmer Holdings, Inc.>: No, we will leverage the capabilities of both organizations. I think that there’s mutual respect for the innovation, skill sets within both of these organizations, and the culture as it relates to innovation, so if you think about the combination of these businesses with concentrations in various product categories and the way innovation has been conducted over the course of many years within medical devices, is there’s an element of that innovation that is committed to incremental advancements. And those will always continue, whether it’s in the form of line extensions or the like.

What this transaction allows us to do, though, on a combined basis is continue the incremental innovation and yet have a broader portfolio and array of innovative solutions that are going to be more game-changing, broader in the form of joint preservation and early intervention technologies, and advance the cause in preoperative and intraoperative technologies that can help change the way these solutions are delivered and the efficiencies with which these solutions are delivered. So, on a combined basis, we’re going to be able to get after rapidly addressing more of the current unmet needs. And then as Jim and I both referenced, in a more comprehensive way partner with other stakeholders in the healthcare industry in a manner that allows them to improve patient care and at the same time do that in a cost-effective manner. So we’re going to be able to do all the things that we’ve done historically on a standalone basis, but when combined, more of it and on an accelerated basis across a broader span of the innovation opportunity and the scope of addressing the problems and challenges that other stakeholders face in the evolving healthcare market.

<Q - Matt Taylor - Barclays Capital, Inc.>: Thanks for that. And just on your synergy commentary, I wanted to understand, you gave us targets of $135 million and $270 million and talked about reinvestment. Could there be upside to those synergies, or are those numbers you’re really targeting and you would probably reinvest some of that upside if you were tracking ahead of schedule?

<A - Jim Crines - Zimmer Holdings, Inc.>: Yeah, I would just tell you that we have a very high degree of confidence in our ability to deliver on the $135 million and the $270 million. I would also acknowledge that we do believe that over the long term there are going to be some significant balance sheet-related and cash flow synergies that are not sort of fully reflected, if you will, in the - what we anticipate to be able to achieve in the way of deleveraging over the short term. So, to the extent we can execute as well on those opportunities, that’s going to provide some more opportunity for us to pay down the debt perhaps a little more quickly and drive some additional sort of accretion and bottom line earnings.

<Q - Matt Taylor - Barclays Capital, Inc.>: Thanks a lot for your comments.

<A - Bob Marshall - Zimmer Holdings, Inc.>: Thank you.

Operator: Your next question comes from the line of David Roman with Goldman Sachs.

<Q - David Roman - Goldman Sachs & Co.>: Thank you, and good morning, everyone.

<A - Bob Marshall - Zimmer Holdings, Inc.>: Good morning.

<Q - David Roman - Goldman Sachs & Co.>: I wanted just to start with David. You’ve made a couple of references to the, quote, “evolving healthcare landscape.” Could you maybe be a little bit more specific on where exactly you see your markets going and then how this combination makes you more competitive in that marketplace than what you would have been otherwise?

<A - David Dvorak - Zimmer Holdings, Inc.>: Sure. I think the theme to that really is we need to work in closer relationships with providers, surgeons, integrated healthcare systems, whether they’re private or national in their orientation across the globe, in a manner that allows us to together provide better patient outcomes and solutions but at the same time do that cost-effectively. This portfolio of existing products, technologies, allows us to engage in those discussions and partner in ways that we believe is going to be very comprehensive and deep and to help work together towards addressing any of the challenges that exist, whether it is a patient outcome challenge or a cost-efficiency challenge.

So, for instance, in the patient treatment paradigm or algorithm, to the extent that we can partner with a healthcare institution and ensure that the right intervention strategy and solution is offered to that surgeon in treating the patient, irrespective of where they are in the disease state or continuum of care, all the way up through joint replacement or revision. That’s a real advantage to these systems. To the extent that we can more intelligently deliver those solutions through preoperative planning systems or assist with intraoperative technologies to ensure that that procedure goes as best as it possibly can and complications are avoided, readmissions are mitigated, that’s a real advantage to that system as well as the patients. And when we refer to a comprehensive portfolio, it isn’t merely just the product portfolio in a traditional sense. We’re able to put together integrative services and comprehensive solutions that will enable us to partner with the other stakeholders in a way to bring those solutions about in a cost-effective manner.

<Q - David Roman - Goldman Sachs & Co.>: That’s helpful. And then as you kind of think about that full patient continuum of care that you referenced, from early intervention through full joint replacement, is there a piece of that treatment paradigm that you really think you’re missing right now? And is that something that Biomet brings to you? And is there any way to sort of quantify the maybe quote-unquote “revenue synergy” from being able to capture a greater percentage of the patient’s full treatment?

<A - David Dvorak - Zimmer Holdings, Inc.>: Well, think there absolutely are platform technologies that Biomet possesses that are complementary to the ones that we possess and are continuing to develop. So it’s going to be an accelerator when we’re able to put those technologies and services and solutions together, and I think that another dimension that I neglected to state in response to the first part of your question, David, is just the fact that we know that the industry that we’re serving is going to consolidate - the hospital systems, et cetera. So they’re going to be looking for savings as well by partnering with fewer vendors that can offer a fuller portfolio of solutions, and that’s going to be an advantage along with these integrative services.

So, by way of example, I would tell you that an acquisition that we did seven or so years ago, ORTHOsoft, that is headquartered in Montreal, they’ve done a terrific job of advancing preoperative technologies as well intraoperative technologies. And if you think about the deployment of these solutions, any preoperative planning that helps the hospital, the surgeon, the OR staff, as well as this company get the right implant, instrument set, et cetera, into the treatment path and then allow in the most efficient way that procedure to take place in the OR and optimize that patient outcome and minimize the reprocessing cost and central sterilization, et cetera, which is what that solution base is all about that we’ve been developing, and again Biomet has been developing services that are very complementary to that. That can create a lot of value for everyone.

<Q - David Roman - Goldman Sachs & Co.>: Okay. Then sort of the last one. In that context, we hear about cross-selling, and I think some companies dub it size and scale or bundling. I mean, how do you prevent the conversation from being about price, and to what extent do you think I guess the scale you’re gaining here and the more consolidative nature the Hip and Knee market can arrest some of the price decline we’ve seen accelerate over the past several quarters?

<A - David Dvorak - Zimmer Holdings, Inc.>: Yeah, I think what we’re talking about is putting together integrative solutions that have a value proposition associated with them. So by addressing unmet clinical needs, by minimizing readmissions, by helping reduce infection, those have incredible value-creation opportunities associated with it, and innovating in those regards is going to be rewarded in the marketplace.

<Q - David Roman - Goldman Sachs & Co.>: Okay. Thank you very much.

<A - David Dvorak - Zimmer Holdings, Inc.>: You’re welcome.

Operator: Your next question comes from the line of David Lewis with Morgan Stanley.

<Q - David Lewis - Morgan Stanley & Co. LLC>: Oh, good morning.

<A - David Dvorak - Zimmer Holdings, Inc.>: Good morning.

<Q - David Lewis - Morgan Stanley & Co. LLC>: Jim, I just want to come back to a comment you made earlier about the accretion and potential disruption. I think you said that your earnings accretion does forecast some assumption for disruption, but I can’t remember if it was David or yourself who mentioned that in the intermediate term you expect to grow in line with market in your core franchises and then faster than the market in the future, which implies that you’re not assuming much disruption in near term. Can you just reconcile that the revenue statement with the earnings statement?

<A - Jim Crines - Zimmer Holdings, Inc.>: Sure. So, again, I did say with respect to the revenues that in the aggregate - and this is taking all of the various product categories together - we would expect in the short term post-combination that total revenues would be growing in line with the overall market.

And then as we complete the integration, our - believe very firmly that we’re going to have the opportunity for all of those product categories to be growing above market. So that sort of in-line growth expectation for the short term, as I said, does take into account some anticipated disruption as we work through the integration, which will in part be offset by some significant cross-selling opportunities that we have, as we’ve talked about both in our scripted remarks and in responses to some of the questions that have been raised.

<Q - David Lewis - Morgan Stanley & Co. LLC>: Okay; very helpful. And may be just two quick follow-ups. The first interesting, Jim, for me in this transaction is you had about $200 million left on a Zimmer-specific restructuring, which you were well on your place of competing, and you’re talking about this transaction having synergies of $270 million. Can you help us understand what happens to that $200 million? Is that number still fully maintained? Are there opportunities to roll in Biomet into some of the ongoing activities of Zimmer and maybe accelerate that $270 million number?

<A - Jim Crines - Zimmer Holdings, Inc.>: Sure. So I think you’re right to assume that that $200 million is fully maintained. The initiatives have already been mapped out. So that the project teams are assembled. The work plans are in place. They’ve been and continue to execute and will continue to execute obviously through the closing of this transaction. And we’ve talked about the fact that with respect to the - what it takes to get from what we’ve already achieved out of the total $400 million that we’re targeting, the latter half of that, much of that is in the manufacturing area gets - takes some time for that to work through the P&L. It first shows up in lower inventory costs and then eventually shows up in the P&L. So that $200 million, as you reference, David, is fully maintained with respect to the expectations going forward.

<Q - David Lewis - Morgan Stanley & Co. LLC>: Great. And just a quick one for David, just more strategic. And I’ll jump back in queue. But, David, wrong, right, or indifferent, everyone’s going to look to Centerpulse as the referenceable transaction for this deal. And I wonder if you can share with us just, if you compare sort of the environment then versus now, the asset you’re acquiring then versus now - maybe you could share sort of challenges and maybe some concerns if there are any about why Centerpulse is and is not a good referenceable transaction for this deal. Thank you.

<A - David Dvorak - Zimmer Holdings, Inc.>: Sure. Well, I think it’s a referenceable transaction with respect to the experience on integrating companies. If you look at the size of that integration relative to where Zimmer was as a standalone entity after the spinoff back in 2003, it’s relatively comparable. There’s a lot of institutional knowledge and experience that resides in Zimmer today that led that transaction, including Jim and I were both personally involved and highly involved in the integration.

The thing that I would say is differentiated in this regard is that the Biomet team has a terrific skill set in that regard and a great success rate. So we’re going to partner, and the steering committee and leadership, to develop the integration plan in a very specific way - will be balanced and representative of both organizations. And, as successful as Centerpulse was, I am very optimistic that this transaction will come together, and we’ll take the best of the best in processes and capabilities for both of these organizations and create an even stronger entity on a combined basis. So very optimistic about how we’re going to be able to run this integration.

<Q - David Lewis - Morgan Stanley & Co. LLC>: Thank you very much.

<A - David Dvorak - Zimmer Holdings, Inc.>: You’re welcome.

Operator: [Operator Instructions] Your next question comes from the line of Matt Miksic with Piper Jaffray.

<Q - Matt Miksic - Piper Jaffray & Co >: Hey, good morning. Thanks for taking our questions on this. A couple follow-ups here. Talked about a bunch of different angles of the transaction, but, Jim, I just wanted to understand, you mentioned that there are some potential further sort of cash, working capital-oriented synergies with the combined organization. And I just want to understand whether those are included in your initial estimates or if things like distribution synergies or hubbing or field-level kind of efficiencies of instruments and working capital are in your estimates or not at this point.

<A - Jim Crines - Zimmer Holdings, Inc.>: Well, some of what you referenced would be included in the estimated operating earning synergies of $270 million, but not at this stage reflected, Matt, in cash flow. It’s not fully reflected in cash flow synergies to the extent that we’re going to be able to lower the amount of capital we have tied up in inventory and instruments. So that’s something that has to be sort of more specifically mapped out as the team has the opportunity over the next many months to get into more detailed integration planning.

<Q - Matt Miksic - Piper Jaffray & Co >: And then again, a clarification on your thoughts on some of the dis-synergies. We all know that these kinds of transactions can lead to some attrition or loss of business between the two organizations. But when you talk about growing with the market, it sounds like, if I can read through your comments, that we have two businesses that individually we would expect to be growing above market for reasons having to do with product cycles or momentum or whatever, and during this period of integration, you’re sort of ratcheting that back to with market to be reaccelerated again post-integration. Is that a fair way to look at the growth expectations?

<A - Jim Crines - Zimmer Holdings, Inc.>: That’s exactly - precisely the right way to look at it.

<Q - Matt Miksic - Piper Jaffray & Co >: Thanks, and then finally, there were some different geographic elements of the Centerpulse deal compared to the Biomet deal in terms of complementary nature of the different kinds of organizations out there at the time. But I don’t know how much detail you’re willing to get into at this point, but I’d love to understand what the different characteristics are of the U.S. distribution footprint. We think of Biomet as being kind of maybe more present in the community setting and Zimmer perhaps more present in the academic setting traditionally. Love to understand how those two organizations sort of start coming together over time, and your thoughts on that would be very helpful.

<A - David Dvorak - Zimmer Holdings, Inc.>: Yeah, I think that there’s a lot of complementary aspects of the distribution channel, and not just limited to the United States. OUS markets as well, Matt. And if you look at the product categories that that is in fact the case, we haven’t focused as much on what this does to us from a scale standpoint in the non-large joint categories, but it’s a significant difference maker when you look at the faster-growing markets of Sports Medicine, Extremities, and Trauma for instance. And then as well you’re talking about doubling the size of the Spine business, doubling the size of the Dental business. And, again, there is a very complementary aspect to some of those business distribution channels. For instance, Biomet’s dental business is very strong in certain OUS markets where we are relatively absent.

So there’s going to be a lot more to be able to talk about in that regard as we move forward, Matt, but we see it as a terrific opportunity. As well as big dimensions of cross-selling capabilities with the relationships that exist across those various markets, and you take a business unit like our Surgical business that really isn’t fully built out in Biomet’s portfolio, and we’re going to be able to cross-sell those products successfully into those accounts and relationships. And, as Jim referenced earlier, some of the early intervention and joint preservation technologies that are part of our portfolio are going to be successfully sold into their Sports Medicine. So think that there are going to be wonderful opportunities with a broader portfolio to leverage those relationships and capabilities across the globe and across the various product categories.

<Q - Matt Miksic - Piper Jaffray & Co >: Well, thanks. I’ll leave it there, but appreciate you taking the questions.

<A - David Dvorak - Zimmer Holdings, Inc.>: Thank you, Matt.

Operator: Your next question comes from the line of Derrick Sung with Sanford Bernstein.

<Q - Derrick Sung - Sanford C. Bernstein & Co. LLC>: Hi, good morning, and congratulations on this important transaction.

<A - David Dvorak - Zimmer Holdings, Inc.>: Thanks, Derrick.

<Q - Derrick Sung - Sanford C. Bernstein & Co. LLC>: Starting with the transaction, I was wondering if you could give us any color on whether this might have been any sort of competitive bidding process involved with the deal, and if there might be any provisions within the deal to prevent a competitive bidder from stepping in?

<A - David Dvorak - Zimmer Holdings, Inc.>: Yeah, we have - obviously as the securities filings are made, there’ll be a full element of disclosure embodied in those documents on the background of the process, and I don’t want to speak on behalf of the Biomet organization in that regard, Derrick, but you’ll gain whatever insights that disclosure will reveal about the background and process here. Suffice it to say that the transaction agreements provide support from the major sponsors, and that disclosure will be very specific as well, but we’re very confident in the ability to consummate the transaction.

<Q - Derrick Sung - Sanford C. Bernstein & Co. LLC>: Okay, thank you. And as you think about your portfolio and the portfolio that Biomet has, there’s obviously a lot of overlap in your Hip and Knee categories, but there are obviously some differences there. And I was wondering if you could talk about what aspects perhaps of the Biomet portfolio you’re most excited about. Obviously they’re coming out with their bicruciate knee. And then, longer term, do you envision continuing to basically have two sort of kinds of offerings, if you will, or is there longer-term opportunity to maybe streamline your product portfolio as the integration unfolds?

<A - David Dvorak - Zimmer Holdings, Inc.>: Well, I think that the comprehensive nature of the portfolio is pretty recognizable if you move up and down the continuum of care, Derrick. I think that, as we’ve expressed, there are early intervention technologies and joint preservation technologies - for example our Gel-One product on the very front end of that continuum of care, and their Sports Medicine products and technologies on the front end of that continuum, all the way through comprehensive revision systems and salvage systems. So you can line that up, plot whatever point on that continuum you’re most interested in, and you have a terrific offering when this comes together that I think is going to really be a difference maker for the customers that we’re partnering with. So I think that that is an incredible benefit that’s going to be seen as very valuable from the customers’ perspective.

<A - Bob Marshall - Zimmer Holdings, Inc.>: Toni, we have time for one additional question.

Operator: Okay. Your final question comes from the line of Joanne Wuensch with BMO Capital Markets.

<Q - Joanne Wuensch - BMO Capital Markets >: Thank you very much for fitting me in. Just a simple question. Have you put contracts in place to hold key people into place, and how are you dealing with employees at this stage? Warsaw can be seen as a small community.

Thank you.

<A - David Dvorak - Zimmer Holdings, Inc.>: Sure, Joanne. We’ll be very proactive on that front. There will be programs put in place to address any of the risks that you just referenced. I think that overall, as it relates to your second question, Warsaw, this transaction cements Warsaw as, on a global basis, the musculoskeletal innovation capital of the world, and we’re going to be able to accelerate the planning and upon consummation of the deal accelerate the integration efforts to leverage the fact that the value systems are very common. The geography is going to be beneficial. The commitment to customers and to enhancing the quality of life for patients provides such a common bond and platform to bring these organizations together that we’re extraordinarily confident in our ability to address the risks and leverage the opportunities that this combination represents.

<Q - Joanne Wuensch - BMO Capital Markets >: Thank you very much, and congratulations.

David C. Dvorak, President and Chief Executive Officer

Thank you, Joanne. So with that, I would just state that we very much look forward to speaking to you on our second quarter conference call, which is scheduled for 8 a.m. on July 24.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of

Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; access to available financing on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer will file with the SEC a registration statement on Form S-4, in which a consent solicitation statement will be included as a prospectus, and other documents in connection with the proposed acquisition of LVB. The consent solicitation statement/prospectus will be sent to the stockholders of LVB. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents which will be filed by Zimmer with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.